UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: September 30, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

PART I — REGISTRANT INFORMATION

GUSHEN, INC.

(Full Name of Registrant)

ROOM 513, 5TH FLOOR, NO. 5 HAIYING ROAD,

FENGTAI DISTRICT, BEIJING, China, 100070

Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; ☐

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and ☒

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. ☐

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Gushen, Inc. (the “Company”) has encountered a delay in assembling the information and finalizing the registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2021. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company endeavors to file its Annual Report on Form 10-K no later than the fifth calendar day following the prescribed filing date

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yulong Yi, Chief Executive Officer	+86 139-4977-8662
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of a share exchange completed on July 30, 2021, the business of Dyckmanst Limited, a company organized under the laws of the British Virgin Islands, and its subsidiaries (together as “Dyckmanst Limited”), became the business of the Company. Due to certain contractual arrangements between Dyckmanst Limited and Beijing Zhuoxun Century Culture Communication Co., Ltd. (“Beijing Zhuoxun”), a company organized under the laws of the People’s Republic of China, the financial results of Dyckmanst Limited and Beijing Zhuoxun will be consolidated into the financial statements of the Company.

Thus, the Company anticipates that there may be certain significant change in results of operations for the fiscal year ended September 30, 2021, compared to the corresponding period ended September 30, 2020 when the Company remained a shell company. The financial results of the Company to be included in the Form 10-K for the fiscal year ended September 30, 2021 will likely reflect significant difference from corresponding period ended September 30, 2020.

GUSHEN, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 28, 2021

	By:	/s/ Yulong Yi
	Name:	Yulong Yi
	Title:	Chief Executive Officer

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